                             PAPEREXCHANGE.COM, INC.
                         31 St. James Avenue, Third Floor
                                Boston, MA 02116




                                           September 5, 2000


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

       Re:   PaperExchange.com, Inc. Form S-1 (File No. 333-32176)

Ladies and Gentlemen:

       PaperExchange.com, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-32176), together with all amendments and exhibits thereto. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been or will be issued or sold under the Registration Statement.

       The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-1 in the following manner:
"Withdrawal upon request of the Registrant, the Commission consenting thereto."

Securities and Exchange Commission
September 5, 2000
Page 2


       If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 536-4310 or John Utzschneider of Bingham Dana LLP at (617) 951-8852.


                                                Sincerely,

                                                /s/ Duane DeSisto

                                                Duane DeSisto
                                                Chief Financial Officer